SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Amendment No. 3

FEDERAL-MOGUL HOLDINGS CORPORATION

(Name of Subject Company)

IEH FM HOLDINGS LLC

AMERICAN ENTERTAINMENT PROPERTIES CORP.

ICAHN BUILDING LLC

ICAHN ENTERPRISES HOLDINGS L.P.

ICAHN ENTERPRISES G.P. INC.

BECKTON CORP.

CARL C. ICAHN

(Names of Filing Persons (offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

313549404

(CUSIP Number of Class of Securities)

Keith Cozza

President and Chief Executive Officer

Icahn Enterprises L.P.

767 Fifth Avenue, 47th Floor

New York, New York 10153

(212) 702-4300

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jesse Lynn, Esq. General Counsel Icahn Enterprises L.P. 767 Fifth Avenue, 47th Floor New York, NY 10153 (212) 702-4300	Julie Allen, Esq. Proskauer Rose LLP 11 Times Square New York, NY 10036 (212) 969-3155

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$281,667,218	$28,363.89

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Federal-Mogul Holdings Corporation (the “Company”) not beneficially owned by IEH FM Holdings LLC, a Delaware limited liability company (the “Offeror”), at a purchase price of $9.25 per Share, net to the seller in cash. According to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, filed with the SEC on July 27, 2016, 169,040,651 Shares were outstanding as of July 25, 2016, of which 138,590,141 are held by the Offeror. Accordingly, this calculation assumes the purchase of 30,450,510 Shares.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2016 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $28,363.89	Filing Party: Icahn Enterprises L.P.
Form or Registration No.: Schedule TO	Date Filed: September 26, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE 13D

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON IEH FM Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 138,590,141
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 138,590,141
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,590,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON American Entertainment Properties Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 138,590,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 138,590,141

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,590,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON Icahn Building LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 138,590,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 138,590,141

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,590,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON Icahn Enterprises Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 138,590,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 138,590,141

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,590,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON Icahn Enterprises G.P. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 138,590,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 138,590,141

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,590,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON Beckton Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 138,590,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 138,590,141

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,590,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 313549 404

1	NAME OF REPORTING PERSON Carl C. Icahn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 138,590,141
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 138,590,141

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 138,590,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.0%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 3 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission on September 26, 2016 as amended and supplemented by Amendment No. 1 filed on October 3, 2016 and Amendment No. 2 filed on October 6, 2016 (as amended and supplemented, the “Schedule TO”), and relates to the offer by IEH FM Holdings LLC, a Delaware limited liability company (the “Offeror”) and a wholly owned subsidiary of American Entertainment Properties Corp., a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Federal-Mogul Holdings Corporation, a Delaware corporation (the “Company”), that are not already owned by the Offeror at $9.25 per Share, net to the seller in cash, without interest and less any applicable tax withholding, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated September 26, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Schedule TO also constitutes an amendment to the Schedule 13D of the persons filing the Schedule TO.

The Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended and supplemented herein. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9, 11 and 13.

Items 1 through 9, 11 and 13 of the Offer to Purchase are hereby amended and supplemented as follows:

“The Expiration Date of the Offer is extended to 12:00 midnight, New York City time, on Friday, October 28, 2016 (one minute after 11:59 P.M., New York City time, on October 28, 2016). The Depositary and Paying Agent has advised us that as of 5:00 p.m., New York City time, on Tuesday, October 11, 2016, approximately 12,428 Shares had been validly tendered and not properly withdrawn.”

Item 4. Terms of the Transaction

Item 1004(a) of Regulation M-A

Item 4 of the Schedule TO and the information set forth in the Offer to Purchase under “The Offer—Section 2—Acceptance for Payment and Payment for Shares” is hereby amended by amending and restating the first paragraph of such section in its entirety as follows:

“Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the applicable rules of the SEC and the satisfaction or waiver of the conditions of the Offer set forth in “The Offer—Section 12—Conditions of the Offer,” we will accept for payment, and pay for, all Shares validly tendered and not properly withdrawn prior to the Expiration Date promptly after the Expiration Date (the “Acceptance Time”). Subject to the Merger Agreement and in compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares pending receipt of regulatory or government approvals.”

Item 6. Purposes of the Transaction and Plans or Proposals

Item 1006(a) and (c)(1)-(7)

Item 6 of the Schedule TO and the information set forth in the Offer to Purchase under “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction” is hereby amended and supplemented by adding the following disclosure as the first sentence in such section:

“Solely for purposes of this “Section 4—Our Position Regarding Fairness of the Transaction,” all references to “we,” “us,” and “our” mean the Offeror, Parent, Icahn Building LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc., Beckton Corp. and Carl C. Icahn.”

Item 6 of the Schedule TO and the information set forth in the Offer to Purchase under “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction” is hereby further amended by amending and restating the last bullet point under the fourth paragraph of such section in its entirety as follows:

“•	The other factors considered by the Special Committee and the Company Board in connection with the Special Committee Recommendation and the Company Board Recommendation, respectively, as more fully described in the Schedule 14D-9 under the caption “Item 4. The Solicitation or Recommendation—Reasons for the Special Committee’s Recommendation” and “Item 4. The Solicitation or Recommendation—Reasons for the Board’s Recommendation,” which are expressly adopted by us.”

Item 12. Exhibits.

Item 1016(a), (b), (d), (g) and (h) of Regulation M-A

Item 12 of Schedule TO is hereby amended and supplemented by adding the following Exhibits to the list of Exhibits:

(a)(5)(viii) Press Release issued by Icahn Enterprises L.P. on October 12, 2016.

Item 13. Information Required by Schedule 13E-3.

Item 13 of Schedule TO is hereby added as follows:

The following sets forth the information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

Item 2 of Schedule 13E-3. Subject Company Information

Item 1002(d)-(f) of Regulation M-A

(d) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 7—Summary of the Merger Agreement,” “The Offer—Section 6—Price Range of Shares; Dividends” and “The Offer—Section 11—Dividends and Distributions” is incorporated herein by reference.

(e) Not applicable.

(f) The information set forth in the Offer to Purchase under “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares” and “The Offer—Section 9—Certain Information Concerning the Offeror and Parent” is incorporated herein by reference.

Item 4 of Schedule 13E-3. Terms of the Transaction

Item 1004(c)-(f) of Regulation M-A

(c) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company,” “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction,” “Special Factors—Section 5—Effects of the Offer and the Merger,” “Special Factors—Section 8—Dissenters’ Appraisal Rights; Rule 13e-3,” “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” and “Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 8—Dissenters’ Appraisal Rights; Rule 13e-3,” “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” and “Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights” is incorporated herein by reference.

(e) The information set forth in the Offer to Purchase under “Special Factors—Section 8—Dissenters’ Appraisal Rights; Rule 13e-3” and “The Offer—Section 9—Certain Information Concerning the Offeror and Parent” is incorporated herein by reference.

(f) Not applicable.

Item 5 of Schedule 13E-3. Past Contacts, Transactions, Negotiations and Agreements

Item 1005(c) and (e) of Regulation M-A

(c) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 10—Related Party Transactions” is incorporated herein by reference.

(e) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 10—Related Party Transactions” is incorporated herein by reference.

Item 6 of Schedule 13E-3. Purposes of the Transaction and Plans or Proposals

Item 1006(b) and (c)(8) of Regulation M-A

(b) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company,” “Special Factors—Section 5—Effects of the Offer and the Merger” and “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(c)(8) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company,” “Special Factors—Section 5—Effects of the Offer and the Merger” and “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

Item 7 of Schedule 13E-3. Purposes, Alternatives, Reasons and Effects

Item 1013 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 1—Background” and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background,” “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” and “Special Factors—Section 5—Effects of the Offer and the Merger” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company,” “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction,” “Special Factors—Section 5—Effects of the Offer and the Merger,” “Special Factors—Section 7—Summary of the Merger Agreement,” “Special Factors—Section 8—Dissenters’ Appraisal Rights; Rule 13e-3,” “The Offer—Section 5—Certain U.S. Federal Income Tax Considerations,” “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations,” “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” and “Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights” is incorporated herein by reference.

Item 8 of Schedule 13E-3. Fairness of the Transaction

Item 1014 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 3—The Recommendation by the Special Committee and the Company Board” and “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 3—The Recommendation by the Special Committee and the Company Board” and “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background,” “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company,” “Special Factors—Section 3—The Recommendation by the Special Committee and the Company Board,” “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction,” “The Offer—Section 1—Terms of the Offer” and “The Offer—Section 12—Conditions of the Offer” is incorporated herein by reference.

The information set forth in the Offer to Purchase under “Summary Term Sheet” and “Introduction” is hereby amended by amending and restating the definition of “Minimum Tender Condition” in such sections in its entirety as follows, and such sections are incorporated herein by reference, as amended:

“The Offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the Offer such number of Shares that (x) would represent at least a majority of the issued and outstanding Shares, excluding Shares owned by Icahn Enterprises L.P., Parent, the Offeror, the Company or any of their respective affiliates (as defined in Rule 13e-3(a)(1) under the Exchange Act) and (y) together with the Shares then owned by the Offeror, represent at least one Share more than 90% of the then outstanding Shares (the “Minimum Tender Condition”).”

(d) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background,” “Special Factors—Section 3—The Recommendation by the Special Committee and the Company Board” and “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction” is incorporated herein by reference.

(e) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Introduction,” “Special Factors—Section 1—Background,” “Special Factors—Section 3—The Recommendation by the Special Committee and the Company Board” and “Special Factors—Section 4— Our Position Regarding Fairness of the Transaction” is incorporated herein by reference.

(f) Not applicable.

Item 9 of Schedule 13E-3. Reports, Opinions, Appraisals and Negotiations.

Item 1015 of Regulation M-A

(a) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “Special Factors—Section 1—Background” and “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction” is incorporated herein by reference.

(c) The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Shares or any representative thereof who has been so designated in writing.

Item 10 of Schedule 13E-3. Source and Amounts of Funds or Other Consideration

Item 1007(c) of Regulation M-A

(c) The information set forth in the Offer to Purchase under “The Offer—Section 14—Fees and Expenses” is incorporated herein by reference.

Item 12 of Schedule 13E-3. The Solicitation or Recommendation

Item 1012(d) and (e) of Regulation M-A

(d) The information set forth in the Offer to Purchase under “Introduction,” “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares” and “The Offer—Section 9—Certain Information Concerning the Offeror and Parent” is incorporated herein by reference.

(e) The information set forth in the Offer to Purchase under “Special Factors— Section 3— The Recommendation by the Special Committee and the Company Board” and “The Offer—Section 9—Certain Information Concerning the Offeror and Parent” is incorporated herein by reference.

Item 13 of Schedule 13E-3. Financial Statements

Item 1010(a), (b) and (c) of Regulation M-A

(a) The information set forth in the Offer to Purchase under “The Offer—Section 8—Certain Information Concerning the Company” is incorporated herein by reference. The financial statements of the Company are also incorporated herein by reference to its Form 10-K and Form 10-K/A for the year ended December 31, 2015, including to the section in the Form 10-K titled “Part II—Item 8—Financial Statements and Supplementary Data.” The unaudited consolidated financial statements of the Company on its Form 10-Q for the quarter ended June 30, 2016 are incorporated herein by reference to the section titled “Item 1. Financial Information.”

(b) Not applicable.

(c) The information set forth in the Offer to Purchase under “The Offer—Section 8—Certain Information Concerning the Company” is hereby amended and supplemented by replacing the “Statement of Operations Data” table and “Statement of Cash Flows Data” table with the following tables and by adding the following paragraph after the “Balance Sheet Data” table. Such section is incorporated herein by reference, as amended:

	(unaudited) Six Months Ended June 30		Year Ended December 31
Statement of Operations Data: (in millions, except per share amounts)	2016	2015	2015	2014
Net sales	$3,821	$3,797	$7,419	$7,317
Cost of products sold	(3,229)	(3,256)	(6,345)	(6,260)

Gross profit	592	541	1,074	1,057
Selling, general and administrative expenses	(413)	(403)	(794)	(776)
Goodwill and intangible impairment expense, net	(6)	6	(94)	(120)
Restructuring charges and asset impairments, net	(24)	(43)	(121)	(110)
Amortization expense	(29)	(29)	(59)	(49)
Other income (expense), net	12	(3)	(5)	(11)

Operating income (loss)	132	69	1	(9)
Interest expense, net	(73)	(67)	(138)	(120)
Loss on debt extinguishment	—	—	—	(24)
Equity earnings of nonconsolidated affiliates, net of tax	33	28	56	48

Income (loss) from continuing operations before income taxes	92	30	(81)	(105)
Income tax expense	(23)	(23)	(30)	(56)

Income (loss) from continuing operations	69	7	(111)	(161)
Gain (loss) from discontinued operations, net of tax	—	7	7	—

Net income (loss)	69	14	(104)	(161)
Less net income attributable to noncontrolling interests	(3)	(3)	(6)	(7)

Net income (loss) attributable to Federal-Mogul	$66	$11	$(110)	$(168)

Amounts attributable to Federal-Mogul:
Net income (loss) from continuing operations	$66	$4	$(117)	$(168)
Gain (loss) from discontinued operations, net of tax	—	7	7	—

Net income (loss)	$66	$11	$(110)	$(168)

Net income (loss) per common share attributable to Federal-Mogul
Basic and diluted:
Net income (loss) from continuing operations	$0.39	$0.03	$(0.71)	$(1.12)
Gain (loss) from discontinued operations, net of tax	—	0.04	0.04	—

Net income (loss)	$0.39	$0.07	$(0.67)	$(1.12)

	(unaudited) Six Months Ended June 30		Year Ended December 31
Statement of Cash Flows Data: (in millions)	2016	2015	2015	2014
Cash flows from operating activities	$292	$(91)	$38	$278
Cash flows (used by) investing activities	(228)	(494)	(787)	(735)
Cash flows from financing activities	39	479	627	35
Capital expenditures	195	216	440	418

“According to the Company and the Company’s Form 10-K for the year ended December 31, 2015 and the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2016, the Company’s net book value at June 30, 2016 and December 31, 2015, calculated as total assets minus total liabilities, was approximately $964 million and $902 million, respectively, or $5.70 and $5.34 per Share, respectively.”

Item 14 of Schedule 13E-3. Persons/Assets, Retained, Employed, Compensated or Used

Item 1009(b) of Regulation M-A

(b) No officer, class of employee or corporate assets of the Company has been or will be employed or used by Parent or the Offeror in connection with the Offer and the Merger.

Item 16 of Schedule 13E-3. Exhibits

Item 1016(c) and (f) of Regulation M-A

(c) None.

(f) The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 8—Dissenters’ Appraisal Rights; Rule 13e-3,” “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” and “Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights” is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2016

IEH FM HOLDINGS LLC By: Icahn Enterprises Holdings L.P., its sole member By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name: SungHwan Cho Title: Chief Financial Officer

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By:	/s/ SungHwan Cho
Name: SungHwan Cho Title: Chief Financial Officer

ICAHN BUILDING LLC By: Icahn Enterprises Holdings L.P., its sole member By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name: SungHwan Cho Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P. By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ SungHwan Cho
Name: SungHwan Cho Title: Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho
Name: SungHwan Cho Title: Chief Financial Officer

BECKTON CORP.

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner Title: Authorized Signatory

CARL C. ICAHN

/s/ Carl C. Icahn

EXHIBIT INDEX

Item 1016(a), (b), (c), (d), (f), (g) and (h) of Regulation M-A

(a)(1)(i)	Offer to Purchase, dated September 26, 2016.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Form of summary advertisement, published on September 26, 2016, in The New York Times.*

(a)(5)(i)	Letter dated February 28, 2016 to the Board of Directors of the Company (incorporated by reference to Exhibit 1 to the Schedule 13D amendment filed by the Company with the Securities and Exchange Commission on February 29, 2016).

(a)(5)(ii)	Letter dated June 17, 2016 to the Board of Directors of the Company (incorporated by reference to Schedule 13D amendment filed by the Company with the Securities and Exchange Commission on June 20, 2016).

(a)(5)(iii)	Joint Press Release issued by Icahn Enterprises L.P. and the Company on September 6, 2016 (incorporated by reference to the Schedule TO-C filed by Parent and the Offeror with the Securities and Exchange Commission on February 29, 2016).

(a)(5)(iv)	Press Release issued by Icahn Enterprises L.P. on September 26, 2016.*

(a)(5)(v)	Class Action Complaint of Gary Skybo v. Daniel A. Ninivaggi et al., C.A. No. 12790, filed in the Court of Chancery in the State of Delaware, dated September 29, 2016.*

(a)(5)(vi)	Class Action Complaint of Michael Lemanchek v. Daniel A. Ninivaggi et al., C.A. No. 12791, filed in the Court of Chancery in the State of Delaware, dated September 30, 2016.*

(a)(5)(vii)	Class Action Complaint of Jack Sanders v. Federal-Mogul Holdings Corporation et al., C.A. No. 16-155387-CB, filed in the Circuit Court for Oakland County of the State of Michigan, dated October 5, 2016.*

(a)(5)(viii)	Press Release issued by Icahn Enterprises L.P. on October 12, 2016.

(b)	None.

(c)	None.

(d)(1)	Agreement and Plan of Merger, dated September 6, 2016, by and among Parent, the Offeror and the Company (incorporated by reference to Exhibit 2.1 to Icahn Enterprises L.P.’s Current Report on Form 8-K filed with the SEC on September 7, 2016).

(f)	The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Special Factors—Section 8—Dissenters’ Appraisal Rights; Rule 13e-3,” “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” and “Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights” is incorporated herein by reference.

(g)	None.

(h)	None.

*	Previously Filed